(Translation)

Securities Code 8316

June 8, 2023

To Shareholders with Voting Rights

Jun Ohta
Director President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, Japan

NOTICE OF CONVOCATION OF
THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 21st Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the "Company") to be held as stated below.
If you are unable to attend the meeting, you can exercise your voting rights by post or via the Internet. Please take the time to review the "Reference Documents for the General Meeting of Shareholders" and exercise your voting rights in accordance with the instructions on pages 3 to 4.

Particulars

1. **Date and Time:** 10:00 a.m. on Thursday, June 29, 2023 (Japan time)
2. **Place:** Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3. **Agenda of the Meeting:**
   Matters to be reported: (1) Business Report, Consolidated Financial Statements for the 21st Fiscal Year (from April 1, 2022 to March 31, 2023) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee
   (2) Non-Consolidated Financial Statements for the 21st Fiscal Year (from April 1, 2022 to March 31, 2023)

   Proposals to be resolved:
   Company Proposals
   Proposal No. 1: Appropriation of Surplus
   Proposal No. 2: Election of Fifteen Directors

   Shareholder Proposal
   Proposal No. 3: Partial Amendments to the Articles of Incorporation (Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050)

Measures for Electronic Provision of Shareholders Meeting Reference Documents Format

Pursuant to applicable laws and regulations and Article 25 of the Articles of Incorporation, the Company has taken measures for electronic provision of the shareholders meeting reference documents (the "electronic provision measures matters"). Please access the following Company's website to view them.

The Company's website	https://www.smfg.co.jp/english/investor/financial/meeting.html

* In addition to the Company's website, the electronic provision measures matters are also posted on the Tokyo Stock Exchange's website (Listed Company Search). Please access the following website and enter "Sumitomo Mitsui Financial Group" as the issue name (company name) or "8316" as the securities code, perform a search, then select "Basic information" and then "Documents for public inspection/PR information" to view them.

Tokyo Stock Exchange's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

----

* If the electronic provision measures matters are corrected, a statement to that effect, the matters before correction , and the corrected items will be posted on the Company's website and on the Tokyo Stock Exchange's website.
* Among the electronic provision measures matters provided in electronic format, the following items are not included in the documents delivered to shareholders who have requested physical delivery of documents by the record date, in accordance with laws and regulations and Article 25 of the Articles of Incorporation of the Company: "Matters regarding Stock Acquisition Rights, etc. of the Company," "System to Ensure Appropriate Conduct of Operations" in the Business Report, the Notes to the Consolidated Financial Statements, and the Notes to the Non-Consolidated Financial Statements.

【Guidance on the Exercise of Voting Rights】

Exercise of Voting Rights via the Internet

Voting Deadline: No later than 5:10 p.m. on Wednesday, June 28, 2023 (Japan time)

Please log-in to the website managed by our share register agent and indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

- If you vote more than once via the Internet, your last vote will be treated as effective.
- If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.
- The above voting website is available in Japanese only.

For log-in instructions, please see page 4.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Web Support
    Phone: 0120-652-031 (toll free within Japan)
    Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

【The Electronic Voting Platform for Institutional Investors】

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Exercise of Voting Rights by Post

Voting Deadline: Voting Rights Exercise Form must reach our share register agent
                            no later than 5:10 p.m. on Wednesday, June 28, 2023 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.
If a form is submitted without indicating approval/disapproval for individual proposals, it will be considered to be approving the company proposals and disapproving the shareholder proposal.

For details, please see page 4.

- ➢ If you attend the Ordinary General Meeting of Shareholders in person, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

Exercise of Voting Rights via the Internet

How to log-in via QR Code

1. Please scan the enclosed "Login QR Code for General Shareholders Meeting Portal Site" printed on the Voting Rights Exercise Form.

2. Please select the "Exercise Voting Rights" button on the top page of the "General Shareholders Meeting Portal Site."

Note: If you change the content of the vote after exercising your voting right, you will be required to enter the "Login ID / Login ID for General Shareholders Meeting Portal Site" and password printed on the Voting Rights Exercise Form.



How to log-in using Login ID and Password

1. Please access the following website and enter the "Login ID / Login ID for General Shareholders Meeting Portal Site" and password printed on the Voting Rights Exercise Form.
   https://www.soukai-portal.net

2. Please select the "Exercise Voting Rights" button on the top page of the "General Shareholders Meeting Portal Site."



Follow the on-screen instructions to indicate your approval or disapproval for proposals.

➢ You can exercise your voting right by accessing the following voting website and entering the "Login ID / Login ID for General Shareholders Meeting Portal Site" and password.
https://www.web54.net/

Exercise of Voting Rights by Post

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post. You can use the enclosed personal information security sticker. If a form is submitted without indicating approval/disapproval for individual proposals, it will be considered to be approving the company proposals and disapproving the shareholder proposal.

<How to fill out the Voting Rights Exercise Form>

As to Proposal No. 2, if you wish to express a differing opinion on one or more of the candidates, enter the number of the candidate.
Proposal No. 3 is a proposal made by certain shareholders. The Board of Directors opposes this proposal. For details, please see pages 35 to 37.

【Sending Questions and Opinions in Advance and Viewing Simultaneous Broadcast】

The dedicated website below is available in Japanese only.

<How to log-in to the dedicated website>

Please access the following dedicated website and enter the **shareholder number** and **postal code** printed on the Voting Rights Exercise Form.

> ➢ Dedicated website   https://smfg-soukai.live/

[Recommended system environment]

(Windows environment) Microsoft Edge (Chromium) Google Chrome Mozilla Firefox	(Macintosh environment) Safari Google Chrome Mozilla Firefox
(iPhone/iPad environment) Safari	(Android environment) Google Chrome Mozilla Firefox

<How to send your questions/opinions in advance>

No later than Friday, June 23, 2023

1) Enter your question/opinion in the text box on the screen after logging in.
2) Press "Send."

Notes:

- Each person is allowed to submit only one question/opinion.
- Enter your question/opinion concisely.
- We plan to explain the Company's position and other matters at the General Meeting of Shareholders regarding mainly matters in which shareholders are believed to be highly interested among the questions/opinions you sent. In addition, the Company's position and other information will be posted on the Company's website after the close of the General Meeting of Shareholders.
- Please note that we do not give explanations to and contact shareholders individually.

<How to view simultaneous broadcast>

10:00 a.m. on Thursday, June 29, 2023

Press "Start view" on the screen after logging in.

Notes:

- During simultaneous broadcast, you cannot exercise voting rights or ask questions, among other things.
- Please note that video and audio may delay in comparison with what is going on at the general shareholders meeting, and problems may occur depending on the equipment you are using and the network environment you are in.

Reference Documents for the General Shareholders Meeting

Proposals, Reasons and References

Company Proposals (Proposals 1 and 2)

Proposal No. 1: Appropriation of Surplus

The Company's capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 21st fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

Cash

(2) Allocation of dividend and aggregate amount to be distributed

Common stock ¥125 per share Total ¥168,077,568,000

As we have already paid an interim dividend of ¥115 per share of Common stock, the annualized dividend will be ¥240 per share, which is an increase of ¥30 per share compared with the preceding fiscal year.

(3) Effective date of dividend of surplus

June 30, 2023

(Reference) Dividend per share of Common Stock


Dividend at the end of the fiscal year
Interim dividend
(yen)
240
160
80
0
150
170
180
190
190
210
240
15th Fiscal Year FY2016
16th Fiscal Year FY2017
17th Fiscal Year FY2018
18th Fiscal Year FY2019
19th Fiscal Year FY2020
20th Fiscal Year FY2021
21st Fiscal Year FY2022

Proposal No. 2: Election of Fifteen Directors

Mr. Toru Nakashima has already resigned from his post as Director, and the terms of office of all fourteen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following fifteen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)
1	Takeshi Kunibe (Reelection)	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Attended all 13 meetings (100%)
2	Jun Ohta (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee Member of the Sustainability Committee	Attended all 13 meetings (100%)
3	Akihiro Fukutome (New Candidate)	—	—
4	Teiko Kudo (Reelection)	Director Senior Managing Corporate Executive Officer Group CRO Officer in charge of Corporate Risk Management Department, Risk Management Information Department, Risk Management Department, Americas Division, and Credit & Investment Planning Department	Attended all 13 meetings (100%)
5	Fumihiko Ito (New Candidate)	Senior Managing Corporate Executive Officer Group CFO, Group CSO Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Corporate Sustainability Department, Financial Accounting Department, and Accounting Service & Planning Department	—
6	Toshihiro Isshiki (Reelection)	Director Member of the Audit Committee	Attended all 13 meetings (100%)
7	Yoshiyuki Gono (New Candidate)	Managing Executive Officer	—
8	Yasuyuki Kawasaki (Reelection)	Director	Attended all 13 meetings (100%)

Candidate No.	Name	Position and responsibility at the Company	Attendance of the Board of Directors meeting (attendance rate)
9	Masayuki Matsumoto (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 13 meetings (100%)
10	Shozo Yamazaki (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Risk Committee (Chairman)	Attended all 13 meetings (100%)
11	Yoshinobu Tsutsui (Reelection) (Outside and Independent)	Director Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Attended all 13 meetings (100%)
12	Katsuyoshi Shinbo (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attended all 13 meetings (100%)
13	Eriko Sakurai (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee (Chairman)	Attended all 13 meetings (100%)
14	Charles D. Lake II (New Candidate) (Outside and Independent)	—	—
15	Jenifer Rogers (New Candidate) (Outside and Independent)	—	—

Notes: 1. "Attendance of the Board of Directors meeting (attendance rate)" represents attendance and attendance rate of the Board of Directors meeting held during the 21st fiscal year.
2. CEO, CRO, CFO, and CSO each refers to the following.
   CEO: Chief Executive Officer
   CRO: Chief Risk Officer
   CFO: Chief Financial Officer
   CSO: Chief Strategy Officer
3. Messrs. and Mses. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers meet the "Independence Standards for Outside Directors" set forth by the Company, stated on page 34.
4. The Company has designated Messrs. and Ms. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc. In addition, the Company will designate Mr. Charles D. Lake II and Ms. Jenifer Rogers as Independent Directors.

(Reference) List of the Expertise of the Candidates for Directors (Skills Matrix)

Name	Year of appointment	Committee to be appointed to * ◎ indicates Chairman					Expected knowledge and experience in particular							Diversity	
		Nominating	Audit	Compensation	Risk	Sustainability	Corporate management	Finance	Global	Legal affairs/ Risk management	Financial accounting	IT/DX	Sustainability	Internationality (foreign nationals)	Gender
Takeshi Kunibe	2007	○		○		○	○	○	○	○	○	○	○		Male
Jun Ohta	2014			○		○	○	○	○	○	○	○	○		Male
Akihiro Fukutome	—						○	○	○	○	○	○	○		Male
Teiko Kudo	2021						○	○	○				○		Female
Fumihiko Ito	—				○		○	○	○	○		○	○		Male
Toshihiro Isshiki	2021		○					○		○					Male
Yoshiyuki Gono	—		○					○	○	○					Male
Yasuyuki Kawasaki	2021						○	○	○						Male
Masayuki Matsumoto	2017	○	◎				○			○					Male
Shozo Yamazaki	2017		○		◎					○	○				Male
Yoshinobu Tsutsui	2017	◎		○			○	○							Male
Katsuyoshi Shinbo	2017		○	◎						○					Male
Eriko Sakurai	2015	○		○		◎	○		○				○		Female
Charles D. Lake II	—	○			○		○	○	○	○				○	Male
Jenifer Rogers	—			○		○	○	○	○	○		○	○	○	Female

Notes: 1. The items listed in "Expected knowledge and experience in particular" are areas particularly expected of the relevant director candidates and do not represent all of the knowledge and experience possessed by the director candidates.

2. If Proposal No. 2 is approved, members and chairman of each committee will be as follows.

Nominating Committee: Yoshinobu Tsutsui (Chairman), Takeshi Kunibe, Masayuki Matsumoto, Eriko Sakurai, Charles D. Lake II

Audit Committee: Masayuki Matsumoto (Chairman), Toshihiro Isshiki, Yoshiyuki Gono, Shozo Yamazaki, Katsuyoshi Shinbo

Compensation Committee: Katsuyoshi Shinbo (Chairman), Takeshi Kunibe, Jun Ohta, Yoshinobu Tsutsui, Eriko Sakurai, Jenifer Rogers

Risk Committee: Shozo Yamazaki (Chairman), Fumihiko Ito, Charles D. Lake II, Hirohide Yamaguchi (outside expert), Tatsuo Yamasaki (outside expert)

Sustainability Committee: Eriko Sakurai (Chairman), Takeshi Kunibe, Jun Ohta, Jenifer Rogers, Yukari Takamura (outside expert), Eiichiro Adachi (expert)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
1	Takeshi Kunibe (March 8, 1954) (Male) Reelection	**Career summary:** April 1976 — Joined Sumitomo Bank June 2003 — Executive Officer of Sumitomo Mitsui Banking Corporation ("SMBC") October 2006 — Managing Executive Officer of SMBC April 2007 — Managing Executive Officer of the Company June 2007 — Director of the Company April 2009 — Director and Senior Managing Executive Officer of SMBC April 2011 — President and Chief Executive Officer of SMBC April 2017 — President of the Company Resigned as Director of SMBC June 2017 — Director President of the Company April 2019 — Chairman of the Board of the Company (to present) October 2021 — Chairman of the Board of SMBC April 2023 — Resigned as Director of SMBC Position and responsibility at the Company: Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee Significant concurrent positions: Director of KOMATSU LTD. Director of TAISHO PHARMACEUTICAL HOLDINGS CO., LTD. Director of Nankai Electric Railway Co., Ltd. Attendance of the Board of Directors meeting (attendance rate): Attended all 13 meetings (100%) Reasons for nomination as a candidate for Director: Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. In addition, since April 2011 he had led SMBC as President and led the Company as President, and since April 2019 he has ruled the Board of Directors of the Company as Chairman of the Board of the Company, thus he is intimately familiar with the business of the group companies of the Company ("the Group"). We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.	91,081 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
2	Jun Ohta (February 12, 1958) (Male) Reelection	**Career summary:** April 1982 Joined Sumitomo Bank April 2009 Executive Officer of SMBC April 2012 Managing Executive Officer of SMBC April 2013 Managing Executive Officer of the Company April 2014 Senior Managing Executive Officer of the Company Senior Managing Executive Officer of SMBC June 2014 Director of the Company April 2015 Director and Senior Managing Executive Officer of SMBC April 2017 Director and Deputy President of the Company Resigned as Director of SMBC June 2017 Director Deputy President and Corporate Executive Officer of the Company March 2018 Director and Deputy President of SMBC April 2019 Director President of the Company (to present) Resigned as Director of SMBC **Position and responsibility at the Company:** Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee Member of the Sustainability Committee **Attendance of the Board of Directors meeting (attendance rate):** Attended all 13 meetings (100%) **Reasons for nomination as a candidate for Director:** Mr. Jun Ohta has extensive business experience, ability and insight through his involvement in corporate planning, public relations, financial accounting, administration of group companies, investment banking, etc. over a long time. In addition, he has led the Company as President of the Company since April 2019, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.	61,604 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

3	Akihiro Fukutome (January 1, 1963) (Male)
	
	New Candidate
		Career summary:
		April 1985 Joined the Mitsui Bank, Limited
		April 2014 Executive Officer of SMBC
		April 2015 Managing Executive Officer of SMBC
		December 2017 Resigned as Managing Executive Officer of SMBC
		January 2018 Chief Officer of Sales Financial Business Group of TOYOTA MOTOR CORPORATION
		   President of TOYOTA FINANCIAL SERVICES Co., Ltd.
		March 2021 Retired as Chief Officer of Sales Financial Business Group of TOYOTA MOTOR CORPORATION
		   Resigned as President of TOYOTA FINANCIAL SERVICES Co., Ltd.
		April 2021 Senior Managing Corporate Executive Officer of the Company
		   Senior Managing Executive Officer of SMBC
		December 2022 Director and Senior Managing Executive Officer of SMBC
		April 2023 Resigned as Corporate Executive Officer of the Company
		   President of SMBC (to present)
			25,039 (Common stock)

		Significant concurrent positions:
		   President of SMBC
		Reasons for nomination as a candidate for Director:
		   Mr. Akihiro Fukutome has extensive business experience, ability and insight through his involvement in corporate banking, international banking, etc. over a long time. In addition, he has led SMBC as President of SMBC since April 2023, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

4	Teiko Kudo (May 22, 1964) (Female) Reelection	**Career summary:**
		April 1987 Joined Sumitomo Bank
		April 2014 Executive Officer of SMBC
		April 2017 Managing Executive Officer of SMBC
		April 2020 Senior Managing Executive Officer of the Company
		                  Senior Managing Executive Officer of SMBC
		March 2021 Director and Senior Managing Executive Officer of SMBC (to present)
		April 2021 Senior Managing Corporate Executive Officer of the Company
		June 2021 Director Senior Managing Corporate Executive Officer of the Company (to present)
		
		Position and responsibility at the Company:
		     Director
		     Senior Managing Corporate Executive Officer
		     Group CRO
		     Officer in charge of Corporate Risk Management Department, Risk Management Information Department, Risk Management Department, Americas Division, Credit & Investment Planning Department
		Significant concurrent positions:
		     Director and Senior Managing Executive Officer of SMBC
		     Member of the Board of Directors of TOYOTA MOTOR CORPORATION
		Attendance of the Board of Directors meeting (attendance rate):
		     Attended all 13 meetings (100%)
		Reasons for nomination as a candidate for Director:
		     Ms. Teiko Kudo has extensive business experience, ability and insight through her involvement in investment banking, risk management, sustainability promotion, etc. over a long time, thus she is intimately familiar with the business of the Group. We believe that she will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.
		Other:
		     Ms. Teiko Kudo is scheduled to retire as Director of TOYOTA MOTOR CORPORATION on June 14, 2023.
			30,875 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

5	Fumihiko Ito (April 13, 1967) (Male)
	
	New Candidate
		Career summary:
		April 1990 Joined Sumitomo Bank
		April 2018 Executive Officer of SMBC
		October 2018 Executive Officer of the Company
		April 2020 Managing Executive Officer of the Company
		     Managing Executive Officer of SMBC
		April 2023 Senior Managing Corporate Executive Officer of the Company (to present)
		     Senior Managing Executive Officer of SMBC (to present)
		
		Position and responsibility at the Company:
		 Senior Managing Corporate Executive Officer
		 Group CFO, Group CSO
		 Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Corporate Sustainability Department, Financial Accounting Department, Accounting Service & Planning Department
		Significant concurrent positions:
		 Senior Managing Executive Officer of SMBC
		Reasons for nomination as a candidate for Director:
		 Mr. Fumihiko Ito has extensive business experience, ability and insight through his involvement in corporate planning, sustainability promotion, public relations, financial accounting, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			20,017 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
6	Toshihiro Isshiki (September 15, 1962) (Male) Reelection	**Career summary:** April 1985　Joined Sumitomo Bank April 2013　Executive Officer of SMBC April 2015　Managing Executive Officer of SMBC April 2017　Managing Executive Officer of the Company April 2019　Senior Managing Executive Officer of the Company 　　　　　　Senior Managing Executive Officer of SMBC April 2021　Retired as Senior Managing Executive Officer of SMBC June 2021　Director of the Company (to present) Position and responsibility at the Company: 　Director 　Member of the Audit Committee Attendance of the Board of Directors meeting (attendance rate): 　Attended all 13 meetings (100%) Reasons for nomination as a candidate for Director: 　Mr. Toshihiro Isshiki has extensive business experience, ability and insight through his involvement in general affairs, legal affairs, corporate banking, retail business, operations planning, transaction business, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. Other: 　Mr. Toshihiro Isshiki is scheduled to be appointed as Director of SMBC on June 29, 2023.	36,358 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

7	Yoshiyuki Gono (April 22, 1965) (Male)
	
	New Candidate
		Career summary:
		April 1988 Joined Sumitomo Bank
		April 2018 Executive Officer of the Company
		                 Executive Officer of SMBC
		October 2021 Managing Executive Officer of the Company (to present)
		                 Managing Executive Officer of SMBC
		April 2023 Resigned as Managing Executive Officer of SMBC
		
		Position and responsibility at the Company:
		    Managing Executive Officer
		Reasons for nomination as a candidate for Director:
		    Mr. Yoshiyuki Gono has extensive business experience, ability and insight through his involvement in risk management, treasury, corporate banking, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
		Other:
		    Mr. Yoshiyuki Gono is scheduled to resign as Managing Executive Officer of the Company on June 29, 2023.
			18,051 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

8	Yasuyuki Kawasaki (April 30, 1959) (Male)
	
	Reelection
		Career summary:
		April 1982 Joined Sumitomo Bank
		April 2009 Executive Officer of SMBC
		April 2012 Managing Executive Officer of SMBC
		April 2013 Managing Executive Officer of the Company
		April 2014 Senior Managing Executive Officer of the Company
		    Senior Managing Executive Officer of SMBC
		April 2015 Director and Senior Managing Executive Officer of SMBC
		April 2017 Deputy President and Executive Officer of the Company
		    Director and Deputy President of SMBC
		June 2017 Deputy President and Corporate Executive Officer of the Company
		April 2018 Deputy Chairman of the Company
		    Deputy Chairman of SMBC
		April 2020 Retired as Deputy Chairman of the Company
		    Retired as Deputy Chairman of SMBC
		May 2020 Representative Director and Deputy President Executive Officer of SMBC Nikko Securities Inc. ("SMBC Nikko")
		April 2021 Chairman of the Board (Representative Director) of SMBC Nikko (to present)
		June 2021 Director of the Company (to present)
		
		Position and responsibility at the Company:
		    Director
		Significant concurrent positions:
		    Chairman of the Board (Representative Director) of SMBC Nikko
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 13 meetings (100%)
		Reasons for nomination as a candidate for Director:
		    Mr. Yasuyuki Kawasaki has extensive business experience, ability and insight through his involvement in international banking, human resources, etc. over a long time. In addition, he has led SMBC Nikko as Chairman of the Board (Representative Director) since April 2021, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			32,349 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

9	Masayuki Matsumoto (April 14, 1944) (Male) Reelection Outside and Independent	Career summary:
		April 1967 Joined the Japanese National Railways
		April 1987 Joined Central Japan Railway Company
		June 1992 Director and Manager of the Secretariat of Central Japan Railway Company
		June 1996 Executive Director of Central Japan Railway Company
		June 1998 Senior Executive Director of Central Japan Railway Company
		June 2000 Executive Vice President and Representative Director of Central Japan Railway Company
		June 2004 President and Representative Director of Central Japan Railway Company
		April 2010 Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011 Resigned as Director of Central Japan Railway Company
		January 2011 President of Japan Broadcasting Corporation
		January 2014 Retired from Japan Broadcasting Corporation
		April 2014 Special Advisor of Central Japan Railway Company (to present)
		June 2015 Director of SMBC
		June 2017 Director of the Company (to present)
		              Retired as Director of SMBC
		
		Position and responsibility at the Company:
		    Director
		    Member of the Nominating Committee
		    Member of the Audit Committee (Chairman)
		Significant concurrent positions:
		    Special Advisor of Central Japan Railway Company
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 13 meetings (100%)
		Term of Office as Outside Director:
		    5 years and 11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Masayuki Matsumoto plays a leading role in the field of corporate management, and has extensive experience as an executive of corporations with public interests and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Audit Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Supplementary explanation concerning independence:
		    Mr. Masayuki Matsumoto currently serves as Special Advisor of Central Japan Railway Company; however, the amount of
			3,400 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		transactions between the company and the Group for FY2022 was less than 1% of both the company's consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Central Japan Railway Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Central Japan Railway Company holds common stock of the Company, its holdings represent less than 1% of the Company's total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director. Other: 　　Mr. Masayuki Matsumoto had served as Outside Director of SMBC, the Company's subsidiary, for the period from June 2015 to June 2017.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
10	Shozo Yamazaki (September 12, 1948) (Male) Reelection Outside and Independent	Career summary: November 1970　Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC) September 1974　Registered as a certified public accountant (to present) July 1991　Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC) June 2010　Retired from Deloitte Touche Tohmatsu LLC July 2010　Chairman and President of The Japanese Institute of Certified Public Accountants July 2013　Advisor of The Japanese Institute of Certified Public Accountants (to present) April 2014　Professor of Tohoku University Accounting School June 2017　Director of the Company (to present) Position and responsibility at the Company 　Director 　Member of the Audit Committee 　Member of the Risk Committee (Chairman) Attendance of the Board of Directors meeting (attendance rate): 　Attended all 13 meetings (100%) Term of Office as Outside Director: 　5 years and 11 months Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected: 　Mr. Shozo Yamazaki plays a leading role in the field of financial accounting, and has extensive experience as a certified public accountant and specialized knowledge related to financial accounting in general including corporate accounting. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in financial accounting and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Risk Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.	1,700 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

11	Yoshinobu Tsutsui (January 30, 1954) (Male)
	
	Reelection
	
	Outside and Independent
		Career summary:
		April 1977 Joined NIPPON LIFE INSURANCE COMPANY
		July 2004 Director of NIPPON LIFE INSURANCE COMPANY
		January 2007 Director and Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2007 Director and Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2009 Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2010 Representative Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		April 2011 President of NIPPON LIFE INSURANCE COMPANY
		June 2017 Director of the Company (to present)
		April 2018 Chairman of NIPPON LIFE INSURANCE COMPANY (to present)
		
		Position and responsibility at the Company:
		    Director
		    Member of the Nominating Committee (Chairman)
		    Member of the Compensation Committee
		Significant concurrent positions:
		    Chairman of NIPPON LIFE INSURANCE COMPANY
		    Director of Imperial Hotel, Ltd.
		    Director of West Japan Railway Company
		    Director of Panasonic Holdings Corporation
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 13 meetings (100%)
		Term of Office as Outside Director:
		    5 years and 11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management and finance, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Nominating Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Supplementary explanation concerning independence:
		    Mr. Yoshinobu Tsutsui currently serves as Chairman of Nippon Life Insurance Company; however, the amount of transactions between the company and the Group for FY2022 was less than 1% of both the company's consolidated ordinary income and the Company's consolidated gross profit. In addition,
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		outstanding loans from SMBC, the Company's subsidiary, to Nippon Life Insurance Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Nippon Life Insurance Company holds common stock of the Company, its holdings represent less than 1% of the Company's total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
12	Katsuyoshi Shinbo (April 8, 1955) (Male) Reelection Outside and Independent	Career summary: April 1984　Registered as an attorney at law (to present) November 1999　Attorney at law at Shinbo Law Office (to present) June 2015　Corporate Auditor of SMBC June 2017　Director of the Company (to present) Resigned as Corporate Auditor of SMBC Position and responsibility at the Company: Director Member of the Audit Committee Member of the Compensation Committee (Chairman) Significant concurrent positions: Director of YAKULT HONSHA CO., LTD. Corporate Auditor of Mitsui Chemicals, Inc. Attendance of the Board of Directors meeting (attendance rate): Attended all 13 meetings (100%) Term of Office as Outside Director: 5 years and 11 months Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected: Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Compensation Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election. Other: Mr. Katsuyoshi Shinbo had served as outside corporate auditor of SMBC, the Company's subsidiary, for the period from June 2015 to June 2017.	3,400 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

13	Eriko Sakurai (November 16, 1960) (Female) Reelection Outside and Independent	Career summary:
		June 1987 Joined Dow Corning Corporation
		May 2008 Director of Dow Corning Toray Co., Ltd.
		March 2009 Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011 Regional President -Japan/Korea of Dow Corning Corporation
		February 2015 President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015 Director of the Company (to present)
		May 2018 Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.
		June 2018 Chairman and CEO of Dow Toray Co., Ltd.
		August 2020 President and Representative Director of Dow Chemical Japan Limited
		June 2022 Resigned as Director of Dow Chemical Japan Limited
		
		Position and responsibility at the Company:
		   Director
		   Member of the Nominating Committee
		   Member of the Compensation Committee
		   Member of the Sustainability Committee (Chairman)
		Significant concurrent positions:
		   Director of Astellas Pharma Inc.
		   Director of Kao Corporation
		Attendance of the Board of Directors meeting (attendance rate):
		   Attended all 13 meetings (100%)
		Term of Office as Outside Director:
		   7 years and 11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		   Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge of corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience of international corporate management and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Sustainability Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.
		Other:
		   Ms. Eriko Sakurai is scheduled to be appointed as Director of Nippon Sheet Glass Co., Ltd. on June 29, 2023.
			5,100 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
14	Charles D. Lake II (January 8, 1962) (Male) New Candidate Outside and Independent	**Career summary:** June 1990 — Entered the Office of the U.S. Trade Representative as Special Counsel December 1990 — Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present) August 1992 — Director of Japan Affairs, the Office of the U.S. Trade Representative July 1993 — Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, Office of the U.S. Trade Representative January 1995 — Attorney at law at Dewey Ballantine LLP October 1996 — Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present) February 1999 — Vice President and Counsel of Aflac International, Inc. June 1999 — Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) January 2001 — Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) April 2001 — Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) July 2001 — Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) January 2003 — President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) April 2005 — Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) July 2008 — Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) January 2014 — Director, President of Aflac International, Inc. (to present) April 2018 — Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present) **Significant concurrent positions:** Director, President of Aflac International, Inc. Representative Director, Chairman of Aflac Life Insurance Japan Ltd. Director of Shiseido Company, Limited Director of JAPAN POST HOLDINGS Co., Ltd. **Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:** Mr. Charles D. Lake II plays a leading role in the field of corporate management, and has extensive experience as an	0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management, finance, diplomacy, and international legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Risk Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election. Supplementary explanation concerning independence: 　Mr. Charles D. Lake II currently serves as Director, President of Aflac International, Inc. and Chairman and Representative Director, of Aflac Life Insurance Japan Ltd.; however, the amount of transactions between the two companies and the Group for FY2022 was less than 1% of the consolidated net sales of both companies and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Aflac International, Inc. and Aflac Life Insurance Japan Ltd. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since these two companies do not hold common stock of the Company, we believe that he fully satisfies the requirements for the independence as an Outside Director. Other: 　Mr. Charles D. Lake II is scheduled to retire as Director of JAPAN POST HOLDINGS Co., Ltd. on June 21, 2023.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
15	Jenifer Rogers (June 22, 1963) (Female) New Candidate Outside and Independent	Career summary: September 1989 Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP) December 1990 Registered as an attorney at law, admitted in New York, the U.S.A. (to present) February 1991 Joined Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.) December 1994 Joined Merrill Lynch Japan Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.) November 2000 Merrill Lynch Europe Plc July 2006 Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong) January 2012 Bank of America Merrill Lynch (currently Bank of America Corporation) (New York) November 2012 General Counsel Asia of Asurion Asia Pacific Limited November 2014 General Counsel Asia of Asurion Japan Holdings G.K. (to present) January 2021 President of the American Chamber of Commerce in Japan Significant concurrent positions: General Counsel Asia of Asurion Japan Holdings G.K. Director of Kawasaki Heavy Industries, Ltd. Director of Seven & i Holdings Co., Ltd. Director of NISSAN MOTOR Co., Ltd. Director of MITSUI & CO., LTD. Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected: Ms. Jenifer Rogers plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law, admitted in New York and as an in-house counsel, as well as specialized knowledge of international legal affairs in general. Accordingly, we believe that she will provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience in international corporate management, finance, international legal affairs, IT and digital transformation, and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Compensation Committee and the Sustainability Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election. Supplementary explanation concerning independence: Ms. Jenifer Rogers currently serves as General Counsel Asia of Asurion Japan Holdings G.K.; however, the amount of transactions between the company and the Group for FY2022 was less than 1% of both the company's consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Asurion Japan Holdings G.K. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since Asurion Japan Holdings G.K. does not hold common	0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		stock of the Company, we believe that she fully satisfies the requirements for the independence as an Outside Director. Other: 1. Ms. Jenifer Rogers is scheduled to retire as Director of MITSUI & CO., LTD. on June 21, 2023. 2. Ms. Jenifer Rogers is scheduled to retire as Director of NISSAN MOTOR Co., Ltd. on June 27, 2023.	

Notes: 1. In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act of Japan (the "Act"), the Company has entered into agreements with Messrs. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Ms. Eriko Sakurai to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either ¥10 million or the minimum amount provided for in Article 427, Paragraph 1 of the Act. In addition, if this proposal is approved, the Company will enter into agreements with Mr. Charles D. Lake II and Ms. Jenifer Rogers under the same terms and conditions.

2. The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with 12 Directors (Messrs. and Mses. Takeshi Kunibe, Jun Ohta, Akihiro Fukutome, Teiko Kudo, Fumihiko Ito, Toshihiro Isshiki, Yasuyuki Kawasaki, Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai), for them to be committed to making bold management decisions without flinching from potential pursuit of liability. In addition, if this proposal is approved, the Company will enter into agreements with Messrs. Yoshiyuki Gono and Charles D. Lake II, and Ms. Jenifer Rogers under the same terms and conditions. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

(1) The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.

(2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.

3. The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. The scope of the insured under the contract is the Directors, Corporate Auditors, Corporate Executive Officers and Executive Officers of the Company and its subsidiaries, namely SMBC, SMBC Trust Bank Ltd., SMBC Nikko, Sumitomo Mitsui Card Company, Limited, SMBC Finance Service Co., Ltd. and The Japan Research Institute, Limited. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. All of the Company's current Directors have already been included in the insured, and each of the candidates for Director will be included in the insured as a Director of the Company if this proposal is approved. Moreover, the Company intends to renew such contract after the end of the insurance period.

4. Messrs. and Mses. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers are candidates to serve as Outside Directors.

5. Messrs. and Ms. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai have been appointed as Outside Directors of the Company. The Company and SMBC Nikko, a subsidiary of the Company, received administrative actions under the Financial Instruments and Exchange Act from the Financial Services Agency of Japan ("FSA") in October 2022 concerning violations by former executive officers and employees of SMBC Nikko of Article 159, Paragraph 3 of the Financial Instruments and Exchange Act (illegal stabilization transactions). Moreover, in connection with the same incidents, SMBC Nikko was convicted by the Tokyo District Court in February 2023, and the conviction became final. In addition, in October 2022, SMBC Nikko received administrative actions from FSA under the Financial Instruments and Exchange Act in connection with incidents in which

executive officers and employees of SMBC Nikko shared non-public information with SMBC, a subsidiary of the Company, and the Company and SMBC were ordered by FSA to submit reports under the Financial Instruments and Exchange Act and the Banking Act of Japan in relation to the same incidents. Although Messrs. and Ms. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai were unaware of the incidents, they have constantly stated the importance of legal compliance, ensuring appropriateness of business operations, and risk management, and have made recommendations for thorough implementation of such compliance at meetings of the Board of Directors and other committees. Also, after the incidents came to light, through deliberations at meetings of the Board of Directors and other committees, they are promoting efforts to formulate and implement effective measures to prevent recurrence, to further strengthen the Group's legal compliance and internal control systems, and to foster a sound corporate culture.

6. Mr. Charles D. Lake II has been appointed as an Outside Director of JAPAN POST HOLDINGS Co., Ltd. In December 2019, in relation to improper solicitation of insurance products of JAPAN POST INSURANCE Co., Ltd. , a subsidiary of JAPAN POST HOLDINGS, at JAPAN POST INSURANCE Co., Ltd. and JAPAN POST Co., Ltd., a subsidiary of JAPAN POST HOLDINGS , JAPAN POST HOLDINGS Co., Ltd. and JAPAN POST Co., Ltd. were subject to administrative actions by the Minister for Internal Affairs and Communications and the FSA, and JAPAN POST INSURANCE Co., Ltd. was subject to administrative actions by FSA, respectively, based on the Insurance Business Act and other relevant laws. Mr. Lake has always stated the importance of Group governance and internal controls, and has made recommendations from a comprehensive perspective, including legal compliance and risk management. Also, after the discovery of the incident, he has continued to fulfill his responsibilities as an Outside Director by contributing to the thorough investigation and promotion of effective measures to prevent its recurrence through deliberations at Board of Directors meetings, and by supervising the progress of such measures.

(Reference) Response to the Administrative Actions and Efforts to Prevent Recurrence

In response to the market manipulation cases in which former executive officers and employees of SMBC Nikko, a subsidiary of the Company, violated Article 159, Paragraph 3 of the Financial Instruments and Exchange Act (i.e., illegal stabilization transactions) as well as the cases in which executives officers and employees of SMBC Nikko shared non-public information with SMBC, a subsidiary of the Company, and violated regulations on the firewall between banking and securities operations (violations of regulations on the firewall between banking and securities operations), the Board of Directors of the Company has been discussing on business management system issues and improvement measures, among others. In November 2022, the Company, SMBC Nikko, and SMBC each formulated and announced the improvement plans to prevent a similar situation from happening again. Since then, we have been working to strengthen our business management system and internal control system and foster a sound corporate culture through the steady implementation of measures based on the improvement plans.


November 2022: Formulate an improvement plan
Present
Formulation and Establishment of a Framework to Prevent Recurrence
Implementation and Verification of Effectiveness
Dissemination and Establishment
Market manipulation cases
1 Strengthen the Business Management System
2 Strengthen the Internal Control System
3 Foster a Sound Corporate Culture
<SMBC Nikko>
Strengthen supervision of management execution
Appoint a new outside director (scheduled)
Implement compliance training for executives
Prioritize the allocation of resources on"defense"
Increase personnel in the second and third lines, and make IT investment of over ¥10 billion to strengthen internal control systems
Strengthen expertise in the first and second lines of defense
Promote to hire outside specialists
Establish the Product and Service Council
Discuss risks, issues, and measures regarding products and services among the first and second lines of defense
Improve the effectiveness of the Three Lines of Defense System
Formulate and implement a target operating model by utilizing external knowledge
Reorganize compliance division
Strengthen supervisory functions, and Clarify roles and responsibilities
Establish the Fraudulent Trade Prevention Committee
Strengthening the trade control system by discussing the risk of unfair trading among the first and second lines
Formulate new corporate philosophy systems
Restructure the existing philosophy systems to incorporate SMBC Group's "Five Values"
Dialogue between management and employees
Establish a forum for discussion on improvement measures, company direction, etc. (held at 271 locations in total)
<the Company>
Increase involvement in SMBC Nikko Securities' executive personnel and resource allocation plan, and verify its sufficiency
Establish the Group Business Management Department
Strengthen capabilities to deal with irregularities and scandals on a Group-wide basis
Issue CEO message
Distribute at SMBC Group annual policy meetings and SMBC Nikko Securities' general managers' meetings
Violation of regulations on the firewall between banking and securities operations
4 Strengthen the Business Management System
Implement whistle-blowing training
Reinforce the Company's Compliance Department structure
5 Strengthen the Customer Information Management System
Establish and enforce information management rules
Enhance the post-event monitoring by utilizing artificial intelligence, etc.
6 Foster Awareness of Compliance
Establish a new rule for compliance training management and increase training opportunities

Please refer to our website for details on our response to the administrative actions and our efforts to prevent recurrence.
https://www.smfg.co.jp/english/investor/financial/meeting.html

SMBC Group's "Three Lines of Defense"

The Basel Committee on Banking Supervision's recommends "three lines of defense" as a framework for risk management and governance. Based on this framework, we have clarified the roles and responsibilities of each unit, as shown in the table below, and we are taking steps to achieve more effective and stronger risk management and compliance frameworks.

First Line Business Units	The Business Units shall be risk owners concerning their operations and shall be responsible for the following in accordance with the basic principles provided by Second Line ● Identification and evaluation of risks encountered in the business activities ● Implementation of measures for minimizing and controlling risks ● Monitoring of risks and reporting within First Line and to Second Line ● Creation and fostering of a sound risk culture
Second Line Risk Management and Compliance Departments	The Risk Management and Compliance Departments shall assume the following functions and responsibilities in order to manage the risk management and compliance systems. ● Drafting and development of basic principles and frameworks concerning risk management and compliance ● Oversight, monitoring, and development of training programs for First Line
Third Line Audit Department	Independent from First Line and Second Line, the Audit Department shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by First Line and Second Line, and report these results to the Audit Committee and the Management Committee. The Department shall provide recommendations regarding identified issues/problems.

Review of Management Philosophy Systems of SMBC Nikko

To fully permeate the philosophy systems throughout the organization, the existing philosophy systems were restructured to make it easier to understand, and five values that are important to SMBC Nikko were newly established to incorporate the "Five Values," which are the common values of the SMBC Group.


SMBC Group Mission
• We grow and prosper together with our customers, by providing services of greater value to them.
• We aim to maximize our shareholders' value through the continuous growth of our business.
• We create a work environment that encourages and rewards diligent and highly-motivated employees.
• We contribute to a sustainable society by addressing environmental and social issues.
SMBC Nikko Management Philosophy
Mission
Social Mission
• Connect the development of sound capital markets to the realization of satisfying and fulfilling lives and society
Brand Slogan
• Share the Future — For Tomorrow of All Stakeholders
Vision Formulated for each period of the Medium-Term Management Plan
Value
Values we cherish as professionals
• Kindness and honesty
• Co-existence and Co-prosperity
• Sustainable growth
• Respect for diversity
• Market integrity
Incorporate
Five Values
• Integrity
• Customer First
• Proactive & Innovative
• Speed & Quality
• Team "SMBC Group"

Dialogue between management and employees

The management has demonstrated a clear commitment to thorough compliance and risk management, and has strengthened two-way communication with the front office. Town hall meetings were held by members of the Management Committee at 271 locations within the company. The Management Committee members discuss the opinions expressed by employees at the meetings and will reflect them in various measures.

(Reference) Initiatives to Reduce Strategic Shareholdings

Initiatives to Reduce Strategic Shareholdings

SMBC has announced a plan to reduce its strategic shareholdings and is working to reduce the balance. While we reduced the balance by ¥58.0 billion in FY2022 (¥180.0 billion in total from March 31, 2020) based on the plan to reduce the balance by ¥300.0 billion over the five years from March 31, 2020, we have decided to revise the plan and reduce the balance by ¥200.0 billion (book value) over the three years from March 31, 2023. As an immediate goal, we aim to reduce the ratio of the fair value of our strategic shareholdings to the Company's consolidated net assets to less than 20% during the period of the next Medium-Term Management Plan which starts from FY2026.



Changes in the Barance of Strategic Shareholdings
Book value of strategic shareholdings in Japanese listed stocks (Note 1)
Fair value of strategic shareholdings (Note 2) / the Company's consolidated net assets
¥6.09 trillion
Revised plan
Minus ¥380.0 billion
Minus ¥180.0 billion
¥1.33 trillion
Minus ¥200.0 billion
¥1.15 trillion
30% level
Less than 20%
April 2001
March 2020
March 2023
March 2026
During next medium-term management plan

Reduction status (since March 31, 2020)

(Billions of yen)

Reduction amount	**180.0**
FY2020	55.0
FY2021	67.0
FY2022	58.0
Balance of unsold	**62.0**
Total reductions and unsold	**243.0**

Note: Figures are rounded to the nearest billion yen.

Note 1. On a consolidated basis, excluding investments for the purpose of business alliance after the end of March 2020
Note 2. Including the balance of "deemed shareholdings" as stated in securities reports

Although the Company's subsidiary SMBC held 994 strategic shareholding stocks (listed in Japan) as of March 31, 2022, it sold 130 stocks in FY2022 (including partial sales), and held 940 stocks as of March 31, 2023.

Please refer to our website for details and the latest status of our initiatives regarding strategic shareholdings.
https://www.smfg.co.jp/company/organization/governance/structure/hold.html (in Japanese)

Policy Regarding Strategic Shareholdings

The Group has published its "Policy Regarding Strategic Shareholdings" as follows.

- As part of our proactive handling of standards of conduct and international regulations required of global financial institutions, we do not, in principle, possess any strategic shareholdings except where it is deemed reasonable to do so in order to maintain the financial soundness of the Group.
- Cases where there is recognized rationale for strategic holdings are those where, from a medium- to long-term perspective, there is verified profitability based on a proper understanding of the risks and costs of the holding, and the returns from that holding, and where it is judged that the holding will increase the Group's corporate value, taking into consideration the overall aims of the holding, including maintaining and strengthening business relationships, capital and business alliances and rehabilitation support.
- The rationale for strategic shareholdings is reviewed periodically. Holdings that are deemed to be rational are retained, while those judged to lack rationale will be sold with consideration for various factors such as the impact on the market and the issuer's financial strategy.

Results of Verification of Rationale for Holding

In FY2022, the Company's and SMBC's Boards of Directors verified the rationale of their shareholdings in all Japanese listed stocks they held as of March 31, 2022. As a result of the verification, 13% of the companies and 14% of the book value balance were found to be unprofitable, and 6% of the book value balance was ultimately determined to be irrational to possess as shareholdings.

Shares that are determined to be irrational to possess will be sold after considering various circumstances, such as the impact on the market and the financial strategy of the issuer.



Quantitative evaluation
Qualitative evaluation
Rationale
Response policy
Action plan
Profitability results
Criterion fulfilled
(Note 3)
Not fulfilled
Future profitability outlook
Improvement expected
Not expected
Probability verification
Achievement of holding purpose
(Note 4)
Meaningful
Yes
(Note 5)
No
Continue to hold
Continue to hold (to improve profitability)
Sell
- Continue transactions that ensure profitability
- Negotiate for improvement of profitability
- If the profitability is not met for a certain period of time in a row, judged to be "not rational."
- Negotiate for sale; however, timing of sale will be determined based on market impact, financial strategy of the issuer, etc.

Note 3. "Not rational" if unprofitable for a certain period of time in a row.

Note 4. Restructuring support, business alliances, etc.

Note 5. Included in the "not rational" category if the target company agrees to be sold.

(Reference) "Independence Standards for Outside Directors" of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently [Note 1] fallen under any of the following:

1. Major Business Partner [Note 2]
    (1) A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
    (2) A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist
    (1) A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;
    (2) A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property [Note 3] from SMFG/SMBC.

3. Donations
    A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient's annual sales.

4. Major Shareholder
    A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative [Note 4]
    A close relative of any person (excluding non-material [Note 5] personnel) who is:
    (1) A person who falls under any of 1 through 4 above; or
    (2) A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1. "Recently" denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2. A "Major Business Partner" denotes a person who falls under either or both of the following:
    • A person who has a relationship with SMFG/SMBC as major business partners
        The ratio of said person's sales from transactions with SMFG/SMBC exceeds 2% of the person's consolidated net sales; and
    • A major business partner of SMFG/SMBC
        Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company's consolidated total assets.

Note 3. "Large amounts of money or other property" denotes money or other property in excess of 0.5% of the Company's consolidated ordinary income.

Note 4. "Close relative" denotes a spouse or family member within the second degree of kinship.

Note 5. Examples of "material" personnel
    • A director, corporate auditor, or manager-level employee of each company; or
    • In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.

Proposal No. 3 is a joint proposal proposed by three shareholders.

Shareholder Proposal

Proposal No. 3: Partial Amendments to the Articles of Incorporation

(Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050)

Proposal Details

The following clause shall be added to the Articles of Incorporation:

Chapter: "Transition Plan (Portfolio Alignment)"

Clause: "Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050"

1. In order to fulfil the Company's commitment to net zero emissions by 2050 in its lending and investment portfolios, the Company shall set and disclose a transition plan to align its portfolios, in the short-, medium- and long-term, with credible pathways to net zero emissions by 2050 or sooner, including strategic policy commitments and targets for significant GHG-intensive sectors within its portfolios, considering the full range of Scope 3 value chain emissions.
2. The Company shall report on its progress against such a transition plan and targets in its annual reporting.

Reasons for Proposal

This proposal requests that the Company disclose information required for shareholders to determine the integrity of the Company's plans to achieve its net zero emissions by 2050 commitment, and for the Company to appropriately manage climate change risks, and maintain and increase the Company's long-term corporate value.

The Company is exposed to substantial financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, the Company has not set and disclosed sufficient targets or policy commitments to align its exposures to the most GHG-intensive sectors with a net zero emissions by 2050 pathway.

It is, therefore, critical for the Company to ensure the integrity of its climate goals and transition plans by setting and disclosing such targets and strategic policy commitments, which should align with the trajectories and key conclusions of credible net zero emissions by 2050 scenarios, such as the International Energy Agency's. Global peers of the Company are already disclosing this type of information.

The disclosure this proposal seeks is commonly expected among investors through the Task Force on Climate-related Financial Disclosures (TCFD), and international standard setting initiatives such as the Net Zero Banking Alliance.

[(Note from the Company) The above Proposal Details and Reasons for Proposal were translated from the Proposal Details and Reasons for Proposal submitted in Japanese by shareholders.]

Opinion of the Board of Directors of the Company: We oppose this proposal.
SMBC Group, including the Company, has been earnestly working on measures to address climate change issues, which it positions as one of its most important management issues, and is already actively promoting initiatives related to what this shareholder proposal seeks (issuing and disclosing a transition plan aligned with the Paris Agreement's 1.5 degree goal). Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on measures to address climate change. As a financial group that conducts business globally in a wide range of fields, SMBC Group supports customers' efforts to contribute to the transition to and realization of a carbon-neutral society, within the framework of the current Articles of Incorporation. We work earnestly to reduce greenhouse gas (GHG) emissions in line with the goals of the Paris Agreement. In August 2021, SMBC Group committed to the following: to achieve net zero GHG emissions across its overall loan and investment portfolio (Financed Emissions, FE) by 2050, as well as in its groupwide operations by 2030. In fiscal 2022, its FE reduction efforts included setting reduction targets for 2030 across the power, oil and gas and coal sectors, which are aimed at achievement of the Paris Agreement's 1.5 degree goal. In fiscal 2023, we plan to set reduction targets for the steel and automobile sectors as well. In accordance with the requirements of the Net-Zero Banking Alliance (*1), we are setting targets for the main sectors that account for roughly 90% of total global GHG emissions by October 2024. Furthermore, we will reduce our balance of loans for coal power generation, a business sector especially responsible for a large amount of GHG emissions, by 50% compared to fiscal 2020 baseline by fiscal 2030, and to zero out this balance by fiscal 2040 (*2). We also announced that we would zero out the balance of loans for the thermal coal mining sector by fiscal 2030 in countries that are members of the Organization for Economic Co-operation and Development (OECD) and by fiscal 2040 for non-OECD countries (*3). We are working steadily toward the achievement of these targets. In 2021, SMBC Group formulated the "Roadmap Addressing Climate Change," a long-term plan for tackling climate change, clearly setting out our intent to achieve net-zero GHG emissions by 2050. Furthermore, we also formulated our "Action Plan," which consists of short-to-medium-term concrete measures within the Roadmap. In 2022, we revised the Roadmap Addressing Climate Change, turning it into a "Transition Plan," systemizing and disclosing the Group's targets and actions to achieve net zero emissions. Accordingly, through the Transition Plan, the Board of Directors has made commitments regarding the contents requested in this shareholder proposal and the Company has announced such information in a timely manner. Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. On the other hand, considering that the Companies Act leaves decisions on business execution to the board of directors or executive officers delegated by the board of directors so as to enable the company to act promptly and exercise expert business judgement, it is inappropriate to stipulate matters concerning individual and specific business execution in the Articles of Incorporation. The proposal seeks to stipulate in the Articles of Incorporation the issuance and disclosure of a transition plan aligned with the Paris Agreement's goal, which is an instance of individual and specific business execution. The Company will continue to flexibly review and revise its measures to address climate change issues, including the Transition Plan, in the light of the ever-changing situation, and to disclose those measures appropriately. Since amendments to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, if this proposal is approved, the added provision would remain in effect until the Articles of Incorporation are amended and this would make it difficult for the Company to respond and adjust flexibly even in the event of changes in rules and frameworks concerning ESG, or major changes in social conditions, such as wars or large-scale natural disasters. Additionally, provisions of the Articles of Incorporations which depends on subjective judgements, such as determining "credible pathways" and "considering the full range of scope 3" as required by this shareholder proposal, are unclear as to their legally binding effect, and therefore introduce risks to legal certainty. For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation. *1 Net-Zero Banking Alliance   An international initiative launched in April 2021 under the leadership of the United Nations Environment Programme Finance Initiative (UNEP FI) aiming at net-zero GHG emissions from investment and loan portfolios by 2050, through the establishment of scientifically based medium- to long-term GHG emissions reduction targets and the corresponding progress reports.

*2 This does not include projects which are deemed to contribute to the transition to a decarbonized society. The Group's scope of the target for fiscal 2030 is project financing. The scope of the targets for fiscal 2040 are project financing and corporate financing tied to facilities.

*3 This does not include projects which contribute to the business transformation from fossil fuel use. It applies to all loans including corporate financing.

(Reference) Net Zero Transition Plan (Overall Picture)


Current Medium-Term Management Plan
2021
2022
2023
2024
2025
2030
2040
2050
Scope1,2 *1
2030 net zero commitment
Switch to renewable energy
SMBC head offices
Self-owned buildings
New *3
Achieve mid-term target
Net Zero
Scope3 *2
2050 net zero commitment
Mid-term target setting
Power, coal, oil and gas
New *3
Mid-term target setting
Steel, automobile
Complete setting targets for 9 sectors required by NZBA
Achieve mid-term targets
Net Zero
Coal
Loans for coal-fired power plants
Phaseout plan established
Project finance
50% reduction from FY2020 baseline
Zero Balance for
Project finance and Corporate finance tied to facilities
Loans for thermal coal mining
Phaseout plan established
New *3
Zero balance in OECD countries
New *3
Zero balance in non-OECD countries
Sustainable Finance
Revised*4
Target amount JPY 30 trillion ⇒ JPY 50 trillion
Governance
Enhance governance structure
✓ Revision of executive compensation system
Establish internal control process
Capacity building of management and employees
Target Setting
Scope1,2 reduction target
Scope3 reduction target
Sustainable finance target
Transition related KPIs
Implementation Strategy
Enhance risk management
✓ Implement climate related indicators to companywide risk framework
Decarbonization business
✓ Establish guideline for transition finance
Scope1, 2 reduction
Engagements
Approach to customers
✓ Enhance framework to evaluate transition strategies
Approach to multi-stakeholders

*1 GHG emissions of SMBC Group
*2 GHG emissions of loan and investment portfolio
*3 New target set in May 2023
*4 Target revised in May 2023

Please refer to “Strengthening Efforts against Climate Change” on our website for details on measures to address climate change issues.
https://www.smfg.co.jp/english/investor/financial/meeting.html